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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Schedule 13G Under the Securities Exchange Act of 1934 (Amendment No. _____________)*
Altra Holdings, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
02208R 10 6
(CUSIP Number)
Paûle Gaumond Caisse de dépôt et placement du Québec 1000 place Jean-Paul-Riopelle, Montreal (Quebec), H2Z 2B3 Tel.: (514) 847-5477
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 31, 2006
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)

Rule 13d-1(c)

X Rule 13d-1(d)

__________________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAMES OF REPORTING PERSON: I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS:
CAISSE DE DÉPÔT ET PLACEMENT DU QUÉBEC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)		X
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION
Montreal (Quebec) Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER:
-0-
	6	SHARED VOTING POWER:
1,901,516 (See Item 4)
	7	SOLE DISPOSITIVE POWER:
-0-
	8	SHARED DISPOSITIVE POWER:
1,901,516 (See Item 4)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
(See Item 4) 1,901,516
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.2%
12		TYPE OF REPORTING PERSON*:
OO
1		NAMES OF REPORTING PERSON: I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS:
LOUISE LALONDE
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)		X
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION
Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER:
-0-
	6	SHARED VOTING POWER:
1,901,516 (See Item 4)
	7	SOLE DISPOSITIVE POWER:
-0-
	8	SHARED DISPOSITIVE POWER:
1,901,516 (See Item 4)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
(See Item 4) 1,901,516
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.2%
12		TYPE OF REPORTING PERSON*:
IN
1		NAMES OF REPORTING PERSON: I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS:
LUC HOULE
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)		X
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION
Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER:
-0-
	6	SHARED VOTING POWER:
1,901,516 (See Item 4)
	7	SOLE DISPOSITIVE POWER:
-0-
	8	SHARED DISPOSITIVE POWER:
1,901,516 (See Item 4)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
(See Item 4) 1,901,516
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.2%
12		TYPE OF REPORTING PERSON*:
IN

* SEE INSTRUCTIONS BEFORE FILLING OUT.

Item 1(a) Name of Issuer:

Altra Holdings, Inc. (the "Company")

Item 1(b) Address of Issuer’s Principal Executive Offices:

14 Hayward Street

Quincy, Massachusetts 02171.

Item 2(a) Name of Person Filing:

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”)

(i) Caisse de depot et placement du Quebec (“Caisse”).

(ii) Louise Lalonde (“Lalonde”).

(iii) Luc Houle (“Houle”).

Item 2(b) Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is 1000, place Jean-Paul-Riopelle, Montreal, Quebec, H2Z 2B3.

Item 2(c) Citizenship:

The Reporting Person that is an entity is organized under the laws of Canada.

Item 2(d) Title of Class of Securities:

Common Stock, par value $0.01 per share (the "Common Stock").

Item 2(e) CUSIP No.:

02208R 10 6

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

Not Applicable.

Item 4 Ownership:

Caisse

(a)	Amount beneficially owned:	1,901,516

(b)	Percent of class:	8.2%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:	0
(ii)	shared power to vote or to direct the vote:	1,901,516
(iii)	sole power to dispose or to direct the disposition of:	0
(iv)	shared power to dispose or to direct the disposition of:	1,901,516

Lalonde1

(a)	Amount beneficially owned:	1,901,516

(b)	Percent of class:	8.2%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:	0
(ii)	shared power to vote or to direct the vote:	1,901,516
(iii)	sole power to dispose or to direct the disposition of:	0
(iv)	shared power to dispose or to direct the disposition of:	1,901,516

Houle1

(a)	Amount beneficially owned:	1,901,516

(b)	Percent of class:	8.2%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:	0
(ii)	shared power to vote or to direct the vote:	1,901,516
(iii)	sole power to dispose or to direct the disposition of:	0
(iv)	shared power to dispose or to direct the disposition of:	1,901,516

1  Because Louise Lalonde and Luc Houle exercise voting and investment control over the shares of Altra Holdings, Inc. held by Caisse de Depot et Placement du Quebec, they may be deemed to be the beneficial owners of shares deemed to be beneficially owned by such entity. Each of Louise Lalonde and Luc Houle disclaim beneficial ownership of these shares, except to the extent of any pecuniary interest therein.

Item 5 Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6 Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the

Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8 Identification and Classification of Members of the Group:

Not applicable.

Item 9 Notice of Dissolution of Group:

Not applicable.

Item 10 Certification:

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 30, 2007

CAISSE DE DEPOT ET PLACEMENT DU QUEBEC
LOUISE LALONDE
LUC HOULE

By:  /s/ Paûle Gaumond
Name: Paule Gaumond
Title: Attorney-in-fact for each of the Reporting Persons

SCHEDULE 13G

 Index Exhibit

Exhibit Number	Exhibit Description
99.1	Joint Filing Agreement

EXHIBIT 99.1

JOINT FILING AGREEMENT

The undersigned hereby agree that they are filing this statement jointly pursuant to Rule 13d-1(k)(1). Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.
In accordance with Rule 13d-1(k)(1) promulgated under the Securities and Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other on behalf of each of them of to such a statement on Schedule 13G with respect to the common stock of Reddy Ice Holdings, Inc. beneficially owned by each of them. This Joint Filing Agreement shall be included as an exhibit to such Schedule 13G.

Dated: January 30, 2007

CAISSE DE DEPOT ET PLACEMENT DU QUEBEC

By: /s/ Paûle Gaumond
Name: Paûle Gaumond
Title: Legal Counsel

LOUISE LALONDE

By: /s/ Louise Lalonde
Name: Louise Lalonde

LUC HOULE

By: /s/ Luc Houle
Name: Luc Houle